Exhibit (a)(5)(H)

3200 Highland Avenue
Downers Grove, IL 60515-1223
(630) 737-7900
www.firsthealth.com

Investor Contacts:
William R. McManaman, CFO, 630-737-7020
Joseph E. Whitters, EVP, 630-737-7511
Media Contact:
Erin Gardiner, Public Relations Manager, 630-737-5016

FOR IMMEDIATE RELEASE

First Health Announces Completion of Tender Offer

     Downers Grove, IL (January 28, 2005) – First Health Group Corp. (NASDAQ: FHCC) announced today that its offer to purchase any and all outstanding options to purchase shares of First Health common stock expired at 10:00 a.m., New York City (Eastern) time, on January 28, 2005. Pursuant to the Offer, First Health accepted for cancellation and payment options to purchase an aggregate of 10,380,581 shares of First Health common stock. First Health will promptly pay the holders of such options the cash consideration specified in the Offer to Purchase.

About First Health

     First Health, the premier national health-benefits services company, specializes in providing large payors with integrated managed care solutions. First Health is a unique national managed care company serving the group health, workers’ compensation and state agency markets. Using technology to enable service and managed care innovations, First Health sets the bar for industry performance. For more information, visit the company website at www.firsthealth.com.